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SEC Mail Processing Section MAR 02 2017 Washington DC 416

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER 8-68158

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Greentech Capital Advisors Securities LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

640 Fifth Avenue, 16th Floor
(No. and Street)

New York (City) New York (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrew Fascia, CFO 212-946-3947
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

645 Park Avenue (4th Floor) (Address) New York (City) New York (State) 10154 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Andrew Fascia, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Greentech Capital Advisors Securities, LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

CHRISTINA M BAGNALL
Notary Public - State of New York
NO. 01BA6300676
Qualified in Queens County
My Commission Expires Apr 7, 2018

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Greentech Capital Advisors Securities, LLC

Statement of Financial Condition

December 31, 2016

Contents

Report of Independent Registered Public Accounting Firm 1

Statement of Financial Condition 2
Notes of Statement of Financial Condition 3-8

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Member of
Greentech Capital Advisors Securities, LLC:

We have audited the accompanying statement of financial condition of Greentech Capital Advisors Securities, LLC (the Company) as of December 31, 2016 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Greentech Capital Advisors Securities, LLC as of December 31, 2016, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

New York, New York
March 1, 2017

Greentech Capital Advisors Securities, LLC
Statement of Financial Condition

December 31, 2016

Assets		
Cash	$	651,120
Certificate of deposit		526,704
Security Deposit		61,423
Investment in warrants at fair value		1,150,701
Advisory fees receivable		2,625,054
Prepaid expenses		19,717
Total assets	$	5,034,719
Liabilities and member's equity		
Due to parent	$	2,346,452
Deferred revenue		220,885
Regulatory fee payable		34,114
Accounts payable		164,564
Total liabilities		2,766,015
Member's equity		2,268,704
Total liabilities and member's equity	$	5,034,719

See accompanying notes to financial statements.

Greentech Capital Advisors Securities, LLC

Notes to Financial Statements

December 31, 2016

1. Organization

Greentech Capital Advisors Securities, LLC (the "Company") is a broker–dealer registered with the Securities and Exchange Commission ("SEC"). The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is a wholly–owned subsidiary of Greentech Capital Advisors, LLC (the "Parent Company"), which is a wholly owned subsidiary of Greentech Capital Advisors, LP.

The Company offers financial advisory services, including buy-side and sell-side mergers and acquisitions (M&A), exclusive sale transactions, restructurings, private placements and project finance advisory. As of May 17, 2013, FINRA granted the continuance of the Company's membership to include best efforts or firm commitment underwriting, as lead manager, co-manager, syndicate member or selling group member.

The Company is based in New York, New York and has a branch office in San Francisco, California.

2. Significant Accounting Policies

Use of Estimates

The Company maintains its financial records in U.S. dollars. The Company's financial statements have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP). Preparation of the financials requires management to make estimates and assumptions that affect reported amounts in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent; however, actual results could differ from those estimates.

Cash

The Company considers all short-term money market investments with original maturities of three months or less to be cash equivalents.

STATEMENT OF FINANCIAL CONDITION

Greentech Capital Advisors Securities, LLC
December 31, 2016
(With Report of Independent Registered
Public Accounting Firm Thereon)

Confidential

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Member of
Greentech Capital Advisors Securities, LLC:

We have reviewed management's statements, included in the accompanying Greentech Capital Advisors, LLC Rule 15c3-3 Exemption Report (the Exemption Report), in which (1) Greentech Capital Advisors, LLC (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(i) (the "exemption provisions"); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2016 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

New York, New York
March 1, 2017

Greentech Capital Advisors Securities, LLC

Rule 15c3-3 Exemption Report

December 31, 2016

Greentech Capital Advisors Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k)(2)(i) for the period from January 1, 2016 to December 31, 2016 without exception.

Greentech Capital Advisors Securities, LLC

I, Andrew Fascia, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: CFO

Date: 3/1/17